18 June 2007

Akzo Nobel confirms approach to ICI

Akzo Nobel N.V. (“Akzo Nobel”) confirms that it has approached the board of Imperial Chemical Industries PLC (“ICI”) with a view to entering into discussions about a possible cash offer for ICI. However, the approach has been rejected.

Akzo Nobel believes that ICI would represent a highly attractive addition to its focused coatings and chemicals business following the announced sale of Organon BioSciences N.V. earlier this year. Akzo Nobel will continue to evaluate all strategic opportunities, including ICI, based on a disciplined and value-driven approach to earnings and returns over cost of capital.

There can be no certainty that any further proposal will be made to the board of ICI or that any offer or transaction will result.

In parallel, Akzo Nobel will continue its current share buy-back program of €1.6bn launched on May 3, 2007 and will further evaluate tax efficient options of returning cash to shareholders and optimizing its capital structure consistent with its growth strategy.

A further announcement will be made if appropriate.

Enquiries
Akzo Nobel nv
Corporate Media Relations, tel. +31 26 366 43 43
Contact: Tim van der Zanden

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any
person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of ICI, all “dealings” in any “
relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “
interest” in “relevant securities” of ICI, they will be deemed to be a single person for the purposes of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of ICI by Akzo Nobel or ICI, or by any of their respective “
associates”, must be disclosed by no later than 12.00 noon (London time) on the
London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Code, you should consult the Panel.